FREEGOLD VENTURES LIMITED

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended

30 September 2009 and 2008

MANAGEMENT’S COMMENTS ON

UNAUDITED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of Freegold Ventures Limited (the “Company”) have been prepared by and are the responsibility of the Company’s management.  The unaudited interim financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on information currently available.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Statement 1
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Balance Sheets Canadian Funds

ASSETS	September 30, 2009	December 31, 2008
Current
Cash and cash equivalents	$45,851	$7,335
Accounts and advances receivable	5,073	42,493
Investments (Note 3)	1,531,000	51,000
Prepaid expenses and deposits	58,759	73,266
	1,640,683	174,094
Mineral Property Costs – Statement 5 (Note 4)	21,496,415	28,053,152
Property, Plant and Equipment (Note 5)	2,535,504	3,417,907
	$25,672,602	$31,645,153

LIABILITIES
Current
Accounts payable	$3,076,797	$3,138,724
Accrued liabilities	-	30,000
Due to related parties (Note 6)	342,016	110,453
Loans payable (Note 7)	3,978,672	7,154,499
	7,397,485	10,433,676

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
69,909,093 (Dec. 31, 2008 – 64,226,593) shares	51,507,561	50,970,637
Contributed Surplus	3,831,698	3,091,812
Warrants	1,508,902	1,086,116
Accumulated Other Comprehensive Income	744,000	-
Deficit Accumulated During Exploration Stage - Statement 2	(39,317,043)	(33,937,088)
	18,275,117	21,211,477
	$25,672,602	$31,645,153

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies (Note 1), Commitments (Note 10), Contingency (Note 12 )and Subsequent events (Note 15)

- See Accompanying Notes -

Statement 2
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Changes in Shareholders’ Equity Canadian Funds

	Common Shares	Amount	Contributed Surplus	Warrants	Other Comprehensive Income	Accumulated Deficit	Total
Balance – 31 December 2006	40,262,882	$33,364,784	1,367,747	378,381	-	(24,291,685)	$10,819,227
Issuance and allotment of shares for:
- Private placements	10,600,000	9,130,000	-	-		-	9,130,000
- Value assigned to warrants (Note 8c)	-	(1,645,559)	-	1,645,559		-	-
- Property	75,000	60,000	-	-		-	60,000
- Exercise of options	1,891,250	845,075	-	-		-	845,075
- Exercise of warrants	8,673,269	5,518,527	-	-		-	5,518,527
- Performance shares	1,040,906	780,797	(194,583)	-		-	586,214
- Performance shares reserved for issuance	-	-	534,652	-		-	534,652
Share issuance costs	-	-	-	-		(88,101)	(88,101)
Stock-based compensation	-	-	277,630	-		-	277,630
Transferred on exercise of options	-	191,181	(191,181)	-		-	-
Transferred on exercise of warrants	-	1,126,114	-	(1,126,114)		-	-
Loss for the year	-	-	-	-		(4,384,463)	(4,384,463)
Balance – 31 December 2007	62,543,307	$49,370,919	1,794,265	897,826	-	(28,764,249)	$23,298,761
Issuance and allotment of shares for:
- Value assigned to warrants (Notes 7ii and 8c)	-	-	-	188,290		-	188,290
- Property	500,000	305,000	-	-		-	305,000
- Exercise of options (Note 8b)	554,500	262,260	-	-		-	262,260
- Performance shares (Note 8e)	628,786	964,043	(605,653)	-		-	358,390
- Performance shares reserved for issuance (Note 8e)	-	-	160,730	-		-	160,730
Share issuance costs	-	-	-	-		(6,978)	(6,978)
Stock-based compensation	-	-	1,810,885	-		-	1,810,885
Transferred on exercise of options	-	68,415	(68,415)	-		-	-
Loss for the year	-	-	-	-		(5,165,861)	(5,165,861)
Balance – 31 December 2008	64,226,593	$50,970,637	3,091,812	1,086,116	-	(33,937,088)	$21,211,477
Issuance and allotment of shares for:
- Private placements	3,462,500	415,500	-	-		-	415,500
- Value assigned to warrants (Notes 7ii and 8c)	-	(245,976)	-	422,786		-	176,810
- Loan extension fee	2,220,000	367,400	-	-		-	367,400
Share issuance costs	-	-	-	-		(16,051)	(16,051)
Stock-based compensation	-	-	739,886	-		-	739,886
Unrealized gain on investments	-	-	-	-	744,000	-	744,000
Loss for the period	-	-	-	-		(5,363,904)	(5,363,904)
Balance – 30 September 2009	69,909,093	$51,507,561	3,831,698	1,508,902	744,000	(39,317,043)	$18,275,117

- See Accompanying Notes -

Statement 3
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Loss and Comprehensive Loss Canadian Funds

	3 Months Ended September 30, 2009	3 Months Ended September 30, 2008	9 Months Ended September 30, 2009	9 Months Ended September 30, 2008

General and Administrative Expenses
Consulting fees	$345	$3,650	$67,663	$37,591
Stock-based compensation (Note8d)	201,073	371,509	739,886	1,663,201
Travel	4,780	8,996	13,241	78,138
Promotion and shareholder relations	21,000	35,853	63,589	185,906
Director fees (Note 6a)	6,000	10,000	24,166	35,500
Professional fees	67,128	97,320	197,050	135,263
Wages, salaries and benefits	37,094	86,506	161,313	289,312
Transfer, filing fees and insurance	50,999	8,436	179,307	108,733
Rent and utilities	14,743	48,357	43,547	97,117
Office and miscellaneous	5,376	7,630	22,487	31,665
Amortization	3,098	2,542	9,294	12,225
Loss Before the Undernoted	(411,636)	(680,799)	(1,521,543)	(2,674,651)

Other Income (Expenses)
Gain (loss) on sale of available-for-sale securities	-	-	-	12,734
(Loss) on sale of capital assets	(2,878,747)	-	(2,917,325)	-
Interest income	-	2,670	-	35,180
Foreign exchange gain (loss), net	876,990	(204,460)	1,370,880	(207,790)
Interest, bank charges and loan arrangement fee	(651,231)	(323,127)	(1,986,343)	(331,936)
Amortization of mining equipment	(85,714)	(147,011)	(309,573)	(325,601)

	(2,738,703)	(671,928)	(3,842,361)	(817,413)

Net Loss for the Period	$(3,150,339)	$(1,352,727)	$(5,363,904)	$(3,492,064)
Other Comprehensive Income
Unrealized gain on investments	744,000	-	744,000	-

Net Loss and Comprehensive Loss for the Period	$(2,406,339)	$(1,352,727)	$(4,619,904)	$(3,492,064)

Loss per Share - Basic and Diluted	$0.05	$0.02	$0.08	$0.05
Comprehensive Loss per Share - Basic and Diluted	$0.04	$0.02	$0.07	$0.05

Weighted Average Number of Shares Outstanding	69,909,093	63,858,278	65,009,493	63,506,368

- See Accompanying Notes -

Statement 5
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Cash Flows Canadian Funds

	3 Months Ended September 30, 2009	3 Months Ended September 30, 2008	9 Months Ended September 30, 2009	9 Months Ended September 30, 2008

Cash Resources Provided By (Used In)
Operating Activities
Loss for the period	$(3,150,339)	$(1,352,727)	$(5,363,904)	$(3,492,064)
Items not affecting cash:
Amortization	88,812	149,553	318,867	337,826
(Gain) loss on sale of available-for-sale securities	-	-	-	(12,734)
(Gain) loss on sale of capital assets	2,878,747	-	2,917,325	-
Non-cash interest expense	-	63,521	-	63,521
Stock-based compensation -options	201,073	293,536	739,886	1,140,424
Stock-based compensation – performance shares issued	-	77,973	-	522,777
Stock-based compensation – performance shares reserved for issuance	-	-	-	-
Loan arrangement fee	245,976	-	790,186	-
Net changes in non-cash working capital components:	63,255	(748,557)	161,765	(827,186)
	327,524	(1,516,701)	(435,875)	(2,267,436)

Investing Activities
Proceeds on sale of available-for-sale securities	-	-	-	58,417
Mineral property acquisition costs	(8,966)	(79,889)	(281,387)	(282,565)
Mineral property deferred exploration costs	(62,211)	(2,141,462)	(84,425)	(5,147,142)
Proceeds on sale of capital assets	-	-	524,909	-
Purchase of property and equipment	-	(240,947)	-	(2,497,752)
	(71,177)	(2,462,298)	159,097	(7,869,042)

Financing Activities
Share capital issued	-	11,760	415,500	262,260
Share issuance costs	(12,868)	-	(16,051)	-
Performance shares	-	1,333	-	6,288
Repayment of loan	-	-	(402,979)	-
Foreign exchange on loan	(470,403)	-	(788,908)	-
Loan proceeds	-	4,347,460	1,107,732	6,138,460
	(483,271)	4,360,553	315,294	6,407,008

Net Increase (Decrease) in Cash and Cash Equivalents	(226,924)	381,554	38,516	(3,729,470)
Cash and cash equivalents - Beginning of period	272,775	192,762	7,335	4,303,786
Cash and Cash Equivalents - End of Period	$45,851	$574,316	$45,851	$574,316

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares and warrants issued for loan arrangement fee	$-	$-	$544,210	$-
Shares issued or allotted for mineral property	$-	$(305,000)	$-	$(305,000)

- See Accompanying Notes -

Statement 5
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Schedules of Mineral Property Costs Canadian Funds

	September 30, 2009	December 31, 2008

Golden Summit Property, Alaska, USA
Acquisition costs
Cash - option payments	$116,875	$101,490
Shares - option payments	-	-
	116,875	101,490
Deferred exploration expenditures
Geological and field expenses	5,130	212,405
Mineral property fees	17,201	25,438
Drilling	-	1,285,898
Assaying	-	484,530
Engineering and consulting	2,433	230,822
Geophysical	-	5,400
Personnel	22,224	1,052,511
Bulk sampling/plant commissioning & infrastructure	11,214	3,483,347
Refining charges	-	48,351
Bulk sample gold recovered	-	(306,143)
	58,202	6,522,559
Total	175,077	6,624,049

Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	48,612	98,359
	48,612	98,359
Deferred exploration expenditures
Geological and field expenses	17,254	124,302
Mineral property fees	21,620	15,934
Assaying	-	124,365
Metallurgical testing	-	5,148
Resource engineering	1,450	174,136
Engineering and consulting	-	354,194
	40,324	798,079
Total	88,936	896,438

Balance Forward	$264,013	$7,520,487

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company) Consolidated Schedules of Mineral Property Costs Canadian Funds

	September 30, 2009	December 31, 2008

Balance Carried Forward	$264,013	$7,520,487

Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	305,000
Cash - option payments	-	52,500
	-	357,500
Deferred exploration expenditures
Drilling	-	239,153
Mineral property fees	-	19,465
Engineering and consulting	1,047	155,371
Geological and field expenses	5,988	649,446
Assaying	-	24,277
Wages	2,160	412,339
Geophysics	-	66,578
	9,195	1,566,629
Total	9,195	1,924,129

Vinasale Property, Alaska, USA
Acquisition costs
Cash - option payments	115,900	72,100
	115,900	72,100
Deferred exploration expenditures
Geological and field expenses	-	107,138
Geophysics	-	68,607
Mineral property fees	-	4,013
Engineering and consulting	-	41,112
Wages	-	188,055
	-	408,925
Total	115,900	481,025

Union Bay Property, Alaska, USA

Deferred exploration expenditures
Mineral property fees	6,501	8,130
Engineering and consulting	-	663
Total	6,501	8,793

Costs for the Period	395,609	9,934,434
Balance - Beginning of year	28,053,152	18,118,718
Sale of mineral property	(6,952,346)	-
Balance - End of Period	$21,496,415	$28,053,152

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

1.   Going Concern, Nature and Continuance of Operations and Significant Accounting Policies

a)

Going Concern and Nature and Continuance of Operations

Freegold Ventures Limited (the “Company”) is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s consolidated financial statements as at 30 September 2009 and for the nine months then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  Several adverse conditions cast substantial doubt on the validity of this assumption and the Company is exposed to significant foreign currency risk (Note 1p). The Company has a comprehensive loss of $4,619,904 for the period ended 30 September 2009 (2008 year- $5,165,861; 2007 year - $4,384,463) and has a working capital deficit of $5,756,802 at 30 September 2009 (31 December 2008 – working capital deficit of $10,259,582).

The Company had cash and cash equivalents of $45,851 at 2009 (31 December 2008 - $7,335), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures or cease operations. These consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

b)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, Free Gold Recovery, USA, Freegold Ventures Limited, USA, Ican Minerals, Inc. and Canu Resources, Inc.  All subsidiaries are US corporations which are involved in mineral property exploration.  Inter-company balances are eliminated upon consolidation.

c)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

1.

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies - Continued

d)

Available-for-sale Investments

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market process of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

e)

Mineral Properties and Deferred Exploration Expenditures

The Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or are abandoned.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The Company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.  Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed.  To the best of the Company’s knowledge, the Company has  title to all of the properties for which it holds mineral leases or licenses or in respect of which is has a right to earn an interest, however, the Company cannot give an assurance that the title to such properties will not be challenged or impugned.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

1.

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies  - Continued

e)

Mineral Properties and Deferred Exploration Expenditures - Continued

The Company has the right to earn an increased interest in certain of its properties.  To earn its  increased interest in each property, the Company is required to make certain cash payments.  If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

f)

Asset Retirement Obligation

On 1 May 2004, the Company retroactively adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value of the measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset. The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, before arriving at the net income.

g)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

h)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair    market value.

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes valuation model.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company estimates forfeiture of stock-based awards based on historical data and adjusts the forfeiture rate periodically.

j)

 Loss per Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

1.

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies - Continued

k)

 Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

l)

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal method as follows:

-

Monetary assets and liabilities at year-end rates;

-

All other assets and liabilities at historical rates; and

-

Revenue and expense items at the average rate of exchange prevailing during the year.

Translation gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant areas where management’s judgement is applied are the determination of asset impairment, stock-based compensation and future income tax valuation allowances.  Actual results could differ from those estimates.

n)

Flow-through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

o)

Performance Shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

1. Going Concern, Nature and Continuance of Operations and Significant Accounting Policies - Continued

 p)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, available-for-sale investments, accounts payable, accrued liabilities, loans payable and amounts due to related parties. The Company is exposed to significant interest, currency and credit risks arising from its financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company’s loans payables are denominated in US dollars and are currently in default (Note 7).  The Company is exposed to significant currency risk on its loan payables and the Company will be negatively impacted if the US dollar increases versus the Canadian dollar.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

q)

   Recent Accounting Pronouncements

The CICA issued CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which the  Company adopted, effective 1 January 2009.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 December 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

2.  Changes in Accounting Policies and Presentation

a)

Going Concern

Effective 1 January 2008, the Company adopted changes to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

b)

Capital Disclosures

Effective 1 January 2008, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.  The main features of the new section are as follows:

a.

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

b.

A requirement for an entity to disclose quantitative data about what it regards as capital;

and

c.

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

c)

Financial Instruments – Disclosure and Presentation

Effective 1 January 2008, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3.   Investments

	September 30, 2009		2002	December 31, 2008
	Book Value	Fair Value		Fair Value

Redeemable Guaranteed Investment Certificate	51,000	51,000		51,000
4,000,000 common shares of Western Standard Metals Ltd. (not available-for-sale until January 31, 2010)	736,000	1,480,000		-

	$787,000	$1,531,000		$51,000

Freegold Ventures Limited

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

30 September 2009 and 2008

Canadian Funds

3.    Investments - Continued

The redeemable guaranteed investment certificate matures on 31 October 2009 and is pledged as security for certain payables of the Company.

4.

Mineral Property Costs

	Acquisition	Deferred Exploration	Payments/ grants	Sale of property	Totals September 30, 2009	Totals December 31, 2008
Golden Summit Property	$877,240	$16,266,928	$-	$-	$17,144,168	$16,969,092
Almaden Property	889,957	6,062,388	-	(6,952,345)	-	6,863,410
Rob Property	907,500	2,329,646	-	-	3,237,146	3,227,951
Vinasale Property	254,435	794,245	-	-	1,048,680	932,779
Union Bay Property	110,658	189,963	(234,200)	-	66,421	59,920
	$3,039,790	$25,643,171	$(234,200)	$(6,952,345)	$21,496,415	$28,053,152

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property, subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration, the Company issued 125,000 shares and expended US$1,767,000 on the property before 2000.  The Company is also required to make all underlying lease payments (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”) to FEI.  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992, the Company agreed to make advance royalty payments of US$15,000 per year.  By an agreement dated 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

(i)

Keystone Claims - Continued

	US Funds
1992 – 1998 (US$15,000 per year)	$105,000	(paid)
2000	$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001- 2006 (US$50,000 per year)	$300,000	(paid)
2007 (US$150,000 per year)	$150,000	(paid)
2008 (US$150,000 per year)	$150,000	(paid $75,000 in 2008 with the remaining $75,000 paid in 2009, subject to a payment extension)
2009 – 2019 (US$150,000 per year)	$1,650,000

An amendment signing bonus of US$50,000 was paid 1 October 2000.

The leased property is subject to a 3% NSR.

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid).  During 2006, the Company renewed the existing lease term for an additional 5 years on the same terms and conditions.  The claims are subject to a 4% NSR. The Company has the option to purchase the NSR for the greater of the current value or US$1,000,000 less all advance royalty payments made.  These payments are current.

(iii)

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the “Seller”) whereby the Seller transferred 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company assumed all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease. These payments are current.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, 2.0% NSR in the event the price of gold is between US$300 to US$400, and 3.0% NSR in the event that the price of gold is above US$400.  In addition, the Company made a cash payment of US$7,500 on signing and issued 400,000 shares on regulatory approval. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

4.

Mineral Property Costs – Continued

b)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments thereto, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property were the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] with the remaining US$18,000 deferred for payment upon commencement of commercial production).  The accumulated contingent liability for lease payments due on commencement of commercial production is US$468,000. In 2007, the Company entered into an agreement whereby in consideration for the conversion of the 4% net returns royalty to a 1.5% NSR, the Company agreed to advance the accumulated lease payments over 4 years and waive its right to defer US$18,000 per year in lease payments.  The Company is now responsible for making US$24,000 per year in lease payments.  In the event that the Company does not make the total accrued lease payments, the lease holders shall retain the 4% net returns royalty, the Company will remain responsible for making the US$24,000 annual lease payments and the accumulated payments under the conversion agreement of US$118,000 will remain as a reduction against the US$468,000 accumulated contingent liability.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. and Canu Resources, Inc. for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.

The property is also subject to a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

On 30 September 2009, the Company and Western Standard Metals Ltd. (“Western Standard”) completed the purchase and sale of a 100% interest in the Almaden Gold Project.  In consideration, Western Standard:

- issued 5 million common shares to the Company of which the Company directed 1 million shares to the subordinated bridge loan lender to reduce the amount owing by $184,000;

  and

- assumed US$2.9 million indebtedness owed by the Company to its senior bridge debt holder.

  (Note 15).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

4.

Mineral Property Costs – Continued

c)

Rob Property, Alaska, USA

By agreement dated 9 July 2002, the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining District, Alaska, known as the Rob Property.

As consideration, the Company paid US$29,000 and issued 1,000,000 shares. In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 (completed).  Minimum work in any given year shall not be less than US$10,600 per year.

During the year, the company reached the US$1,000,000 level of cumulative expenditures on the property and issued an additional 500,000 shares of the Company valued at $305,000.  In addition, the vendor retains a 1% NSR which the Company may purchase for US$1,000,000 (Note 8a).

The Company is also responsible to make cash payments of US$80,000 (paid) for an underlying agreement with the vendor.

Commencing 1 December 2008, annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain a NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold prices less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

d)

Vinasale Property, Alaska, USA

During a previous year, the Company entered into a mineral exploration agreement with an option to lease from the Doyon Native Corporation on the Vinasale property in central Alaska.  Under the Agreement, the Company must make cash payments of US$320,000 over five years (US$50,000 first year paid, US$60,000 second year paid), make annual scholarship donations of US$10,000,(US$10,000 first and second year paid) and make minimum exploration expenditures totalling US$4,750,000 (US$300,000 first year - completed).

During 2008, the Company requested that Doyon consider deferring the remaining 2008 expenditures to 2009, 2010 and 2011 in exchange for an additional contribution of US $20,000 to the scholarship fund.  In 2009, the Company again requested that Doyon give consideration to reducing the 2009 exploration expenditures to $300,000 US. Doyon has granted this consideration. The Company has made the 2009 option payment.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

4.

Mineral Property Costs – Continued

d)

Vinasale Property, Alaska, USA – Continued

The Company may at its option enter into a one year extension by making an additional cash payment of US$100,000 and incurring an additional US$1,500,000 in exploration expenditures.  In the event the property is reduced by 50% or more, the additional exploration expenditures shall be reduced to US$1,000,000.

e)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to PFN, a company that previously had certain directors in common, an option to earn a 70% interest in the property by purchasing a private placement of $165,000 (2002) and making cash payments of $100,000 (received), issuing 60,000 shares (received) and incurring exploration expenditures of $1,000,000 (completed).

PFN vested with a 50% interest on 1 July 2006 and accordingly issued 253,586 shares pursuant to the agreement. Following vesting, PFN had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested. This election was not made.

By Memorandum of Agreement dated 4 May 2007, the Company and PFN confirmed their 50:50 interest in the property.

5.

Property, Plant and Equipment

	Cost	Accumulated Amortization	2009 Net Book Value	December 31, 2008 Net Book Value
Mining equipment	$1,739,411	$(852,109)	$887,302	$1,729,886
Automotive	3,771	(3,474)	297	32,367
Land	1,603,996	-	1,603,996	1,603,996
Office equipment	114,218	(70,309)	43,909	51,658
	$3,461,396	$(925,892)	$2,535,504	$3,417,907

During the period ended 30 September 2009, total sales of property, plant and equipment were US$410,000.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

6.

Related Party Balances and Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

Effective 1 January 2005, each outside director is entitled to receive $500 per month, $500 per directors’ meeting and $500 per committee meeting.  During the period, $24,166 (2008 - $35,500) was paid/accrued to directors.  As at 30 September 2009, amounts due to related parties includes $50,152 owing to directors.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the period, professional fees of $56,250 (2008 - $39,666) were paid/accrued to a company controlled by the Chief Financial Officer.  As at 30 September 2009, $38,188 is included in due to related parties.

c)

During the period, legal fees of $12,695 (2008 - $14,097) were paid/accrued to a Law Firm of which a director is a partner.  As at 30 September 2009, $38,510 of this amount is included in due to related parties.

The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

Loans Payable

September 30, 2009	December 31, 2008
$	$

i.

Convertible loans totalling US $1,791,000 bearing interest at 4% per annum with interest only payments payable quarterly beginning August 2008, secured by both bulk sampling equipment located at and land adjacent to the Golden Summit property.  The convertible loans are repayable in full on 30 May 2010.  The convertible loans lenders (the “Convertible Loans Lenders”) have the right to convert the outstanding principal, in whole or in part, into the common shares of the Company at a conversion price of US $1.23 per share at any time during the term of the loans.  The Convertible Loans Lenders also have the right to accelerate the maturity of the loans payable any time after 30 May 2009, should the Company raise additional debt, equity or receive asset sales aggregating $3 million or more.  On 29 June 2009, US$ 346,500 was repaid as a result of a partial sale of mining equipment.

1,619,369	2,200,996

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

7.

Loans Payable – Continued

September 30, 2009	December 31, 2008
$	$

Short term loans totalling US $4,000,000 bearing interest at 12.5% per annum with interest only payments payable monthly.  The short term loans were initially repayable in full on 15 January 2009.  Collateral for the short term loans is a first priority security arrangement on the shares in the Company’s wholly owned US subsidiaries and a general security arrangement against the assets of the Company including a second charge against both bulk sampling equipment located at and land adjacent to the Golden Summit property. The loans can be prepaid at any time, and all proceeds generated from any subsequent financings completed by the Company must be used to repay the short term loans.  During the year ended 31 December 2008, the Company paid placement closing fees related to the short term loans consisting of $160,000 and the issuance of 700,000 warrants valued at $188,290 to the bridge loan lenders (the “Bridge loan lenders”) (Note 8c).  The Bridge loan lenders have the right to return the warrants to the Company after one year from the closing of the loan for total proceeds of $200,000.  Included in accounts payable at 30 September 2009 is $231,037 related to interest on the short term loans.

On 14 January 2009, the Bridge loan lenders agreed to extend the maturity of the short term loans to 10 February 2009. As consideration of this extension, the exercise price of the 350,000 warrants granted as the payment of placement closing fees at the time the short term loans were advanced was reduced from $0.66 and $0.55 to $0.30, and the Company issued an additional 500,000 common shares of the Company valued at $115,000 (Note 8c).

On 23 February 2009, the Bridge loan lenders agreed to further extend the maturity date of the short term loans to 15 July 2009. As consideration of these extensions, the interest rate on the two loans was increased from 12.5% to 15.0% effective 1 April 2009, and the lenders received extension fees to be paid by way of the issuance of 720,000 common shares of the Company valued at $122,400 and 1,000,000 share purchase warrants valued at $122,585 to purchase common stock of the Company for a two year period.  A total of 500,000 of these warrants are exercisable at a price of $0.17 per common share and the remaining 500,000 of these warrants are exercisable at a price of $0.25 per common share.  A cash fee equal to 3% of loan principal is also payable upon the earlier of the receipt of new financing or 31 March 2009.

Freegold Ventures Limited

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

30 September 2009 and 2008

Canadian Funds

September 30, 2009	December 31, 2008
$	$

On 30 March, 2009, the Bridge loan lenders agreed to a further restructuring that provided an additional US $200,000 of funding to the Company.

This restructuring also suspends the monthly payment of interest to the two Bridge loan lenders that was to have commenced on 1 April 2009, and the payment of a 3% extension fee that had been due on 31 March 2009.  Under the revised documents, these interest and extension fee payments were capitalized and added to the principal amounts due on the 15 July 2009 maturity date.  Under this restructuring, and following this additional loan advance, the amounts that were due to the senior and subordinated bridge lenders on 15 July 2009 were US $2.78 million and US $2.25 million respectively.  As consideration for the above, the senior bridge lender received cash fees of $35,000 along with 1,000,000 common shares of the Company and 500,000 warrants to purchase common stock of the Company for a two year period at a price of $0.14/share.  In connection with the extension of the bridge loans, the Company granted a security interest in the Almaden project.

On 15 July 2009, the Bridge loan lenders agreed to extend the maturity date until 17 August 2009. As consideration for the above, both lenders  received a US$30,000 fee.

On 30 September 2009, as part of the purchase and sale of a 100% interest in the Almaden Gold Project, Western Standard assumed US$2.9 million indebtedness to the senior bridge lender. On  October 1, 2009 the amount owing to the subordinated lender of US$2,329,000 was reduced by US$1,377,591 as this debt was converted into 16,714,773 shares of the Company. Additionally, the issuance by Western Standard of 1,000,000 common shares to the subordinated lender reduced the debt to US$782,942 (Cdn$ 854,974) which will be repayable over a two year term and bear a 6% annual interest rate. (Note 15)

2,359,303	4,953,503

Total	3,978,672	7,154,499

Freegold Ventures Limited

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

30 September 2009 and 2008

Canadian Funds

8.

Share Capital

a)

Share Issuances

During the period, the Company issued 500,000 common shares valued at $115,000 for loan extension fees.  Subject of regulatory approval, the Company also reserved 1,720,000 common shares valued at $252,400 for further loan extension fees.

During the period, the company closed a non-brokered private placement of 3,462,500 units for proceeds of $415,500.  Each unit was priced at $0.12 and consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.20 per share exercisable until 30 June 2012.

During the prior year, the Company issued 500,000 common shares valued at $305,000 as acquisition costs on the Rob Property (Note 4c).

b)

Exercise of Warrants and Options

i)

During the period no warrants were exercised.

ii)

During the period no options were exercised.

c)

Share Purchase Warrants

As at 30 September 2009, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date

	350,000	$0.30	22 August 2010
	500,000	$0.25	10 February 2011	*
	500,000	$0.17	26 February 2011	*
	500,000	$0.14	30 March 2011	**
	3,462,500	$0.20	30 June 2012	***
Total	5,312,500

*During the period, 1,000,000 common share purchase warrants having a fair value of $122,585 were issued as payment for placement closing fees related to the extensions of short term loan financing (Notes 7 ii).

**During the period, and subject to regulatory approval, 500,000 common share purchase warrants having a fair value of $54,225 were reserved for issuance as payment for placement closing fees related to the extensions of short term loan financing (Notes 7 ii).

***During the period, 3,462,500 common share purchase warrants having a fair value of $245,976 were issued relating to private placements (Note 8a).

During the prior year, 700,000 common share purchase warrants having a fair value of $188,290 were issued as payment for placement closing fees related to short term loan financing of US $4,000,000 (Notes 7 ii).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

8.

Share Capital – Continued

d)

Share Purchase Options

The Company has established share purchase option plans whereby the Board of Directors (the “Board”), may from time to time, grant options to directors, officers, employees or consultants to a maximum of 10,129,247 options.  At the Company’s Annual and Special Meeting held on 28 April 2008, shareholders approved a resolution which amended the option plans to cap the number of options and performance shares outstanding to 10 % of the issued and outstanding shares, which at the time of the approval was 6,353,543.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Board.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board.

A summary of the Company’s options at 30 September 2009 and the changes for the year are as follows:

Number Outstanding 31 December 2008	Granted	Exercised	Cancelled	Expired	Number Outstanding 30 September 2009	Exercise Price Per Share	Expiry Date

310,000	-	-	-	-	310,000	$0.40/$0.50	5 November 2009
500,000	-	-	(500,000)	-	-	$0.20	30 September 2010
290,000	-	-	-	-	290,000	$0.35	13 March 2011
80,000	-	-	-	-	80,000	$0.50	17 July 2011
100,000	-	-	(100,000)	-	-	$0.50	21 September 2011
350,000	-	-	(350,000)	-	-	$0.50	11 January 2012
400,000	-	-	-	-	400,000	$0.75	25 January 2010
40,000	-	-	-	-	40,000	$1.20	4 June 2010
25,000	-	-	-	-	25,000	$1.50	13 July 2012
40,000	-	-	(40,000)	-	-	$1.71	16 October 2012
150,000	-	-	(50,000)	-	100,000	$2.10	1 November 2012
100,000	-	-	(100,000)	-	-	$1.50	8 February 2013
2,285,000	-	-	(890,000)	-	1,395,000	$1.42	21 February 2013
150,000	-	-	-	-	150,000	$1.42	10 April 2010
-	250,000	-	-	-	250,000	$0.14	14 September 2014
4,820,000	250,000	-	(2,030,000)	-	3,040,000

Effective 1 January 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1i).  The standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method. During the prior year, the Company transferred $68,415 from contributed surplus to share capital as required when options were exercised.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

8.

Share Capital – Continued

d)

Share Purchase Options - Continued

During the period, the Company granted the following options:

Grant Date	Granted	Exercise Price	Fair Value	2009 Vested Amount

14 September 2009	250,000	$0.14	$28,423	$28,423

During prior years, the Company granted the following options and recognized the 2009 vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	2009 Vested Amount

8 February 2008	100,000	$1.50	$94,562	$27,603
21 February 2008	2,410,000	$1.42	2,275,312	553,638
10 April 2008	150,000	$1.42	75,038	22,122
21 September 2006	100,000	$0.50	28,662	7,165
11 January 2007	350,000	$0.50	106,095	13,262
16 October 2007	40,000	$1.71	40,412	15,154
1 November 2007	150,000	$2.10	193,384	72,519

Total	3,300,000		$2,813,465	$711,463

The total estimated fair value of the 3,300,000 options is $2,813,465.  Since the options were granted under a graded vesting schedule, $711,463 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

8.   Share Capital – Continued

d)

Share Purchase Options – Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	114.49%	104.67%	68.93%
Risk-free interest rate	2.58%	2.31%	4.12%
Expected life of options	5.00 years	3.38 years	4.12 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

e)

Performance Shares

A total of 2,187,482 performance shares were reserved for issuance.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants and/or employees to the Company.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a Vice-President of Business Development to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	5 September 2005	(issued)
50,000	5 March 2006	(issued)
50,000	5 September 2006	(issued)
50,000	5 March 2007	(issued)
50,000	5 September 2007	(issued)
50,000	5 March 2008	(issued*)
50,000	5 September 2008	(cancelled**)
50,000	5 March 2009	(cancelled***)
400,000

* 50,000 performance shares were issued at $0.01 per share for total proceeds of $500 during the prior year.  The fair market value of the performance shares at the dates of allotment was $83,500 and was recorded as stock-based compensation in the prior year. The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

8.

Share Capital – Continued

e)

Performance Shares – Continued

** 50,000 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 50,000 shares with the fair market value of $25,500 was accrued to 5 September 2008 and was recorded in the accounts as stock-based compensation in the prior year.  The offsetting entry is to contributed surplus. These shares expired during the period and have been cancelled.

*** 50,000 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 32,500 shares with the fair market value of $6,500 was accrued to 31 December 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus. These shares expired during the period and have been cancelled.

During a prior year, the Board authorized the issuance of up to 1,000,000 performance shares at an exercise price of $0.01 per share to attract a new President & CEO to the Company.  These shares are available for issuance as follows:

Shares	Date
100,000	1 January 2006	(issued)
81,818	1 April 2006	(issued)
81,818	1 July 2006	(issued)
81,818	1 October 2006	(issued)
81,818	1 January 2007	(issued)
81,818	1 April 2007	(issued)
81,818	1 July 2007	(issued)
81,818	1 October 2007	(issued)
81,818	1 January 2008	(issued*)
81,818	1 April 2008	(issued*)
81,818	1 July 2008	(cancelled**)
81,820	1 August 2008	(cancelled***)
1,000,000

* 163,636 performance shares were issued at $0.01 per share for total proceeds of $1,637 during the prior year.  The fair market value of the performance shares at the dates of allotment was $283,090 and was recorded as stock-based compensation in the prior year.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

** 81,818 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 81,818 shares with the fair market value of $74,455 was accrued to 1 July 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus. These shares expired during the period and have been cancelled.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

8.

Share Capital – Continued

e)

Performance Shares – Continued

*** 81,820 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 81,820 shares with the fair market value of $48,275 was accrued to 1 August 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus. These shares expired during the period and have been cancelled.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Exploration to the Company.  These shares are available for issuance as follows:

Shares	Date
33,333	13 June 2006	(issued)
33,333	13 September 2006	(issued)
33,333	13 December 2006	(issued)
33,333	13 March 2007	(issued)
33,333	13 June 2007	(issued)
33,333	13 September 2007	(issued)
33,333	13 December 2007	(issued)
33,333	13 March 2008	(issued*)
33,333	13 June 2008	(issued*)
33,333	13 September 2008	(issued*)
33,333	13 December 2008	(cancelled**)
33,337	13 March 2009	(cancelled***)
400,000

* 99,999 performance shares were issued at $0.01 per share for total proceeds of $1,000 during the prior year.  The fair market value of the performance shares at the dates of allotment was $103,332 of which $13,267 was recorded as stock-based compensation in the prior year and $90,065 recorded in the prior year.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

8.   Share Capital – Continued

e)

Performance Shares – Continued

** 33,333 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 33,333 shares with the fair market value of $4,667 was accrued to 13 December 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus. These shares expired during the period and have been cancelled.

*** 33,333 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 6,667 shares with the fair market value of $1,333 was accrued to 30 June 2009 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus. These shares expired during the period and have been cancelled.

During the prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President Project Development to the Company.  These shares are available for issuance as follows:

Shares	Date
50,000	11 April 2007	(issued)
50,000	11 July 2007	(issued)
50,000	11 October 2007	(issued)
50,000	11 January 2008	(issued)
50,000	11 April 2008	(issued*)
50,000	11 July 2008	(issued*)
50,000	11 October 2008	(cancelled**)
50,000	11 January 2009	(cancelled***)
400,000

* 100,000 performance shares were issued at $0.01 per share for total proceeds of $1,000 during the prior year.  The fair market value of the performance shares at the dates of allotment was $111,000.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

** 50,000 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 50,000 shares with the fair market value of $14,500 was accrued to 11 October 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.  During the period, these shares were cancelled.

*** 50,000 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 44,000 shares with the fair market value of $8,800 was accrued to 31 December 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.  During the period, these shares were cancelled.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

9.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007

Loss before income taxes	$5,165,861	$4,384,463

Expected income tax (recovery)	$(1,616,286)	$(1,495,102)
Items not deductible for income tax purposes	650,734	1,025,844
Unrecognized benefit of non-capital losses	965,552	469,258

Total income taxes	$-	$-

Represented by:
Current income tax	$-	$-
Future income tax	$-	$-

The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007

Future income tax assets
Financing costs	$23,661	$36,787
Loss carry-forwards	8,043,271	7,720,549
Undepreciated capital cost in excess of accounting net book value	308,199	174,539
Mineral properties	8,845,261	6,252,637

	17,220,392	14,184,512
Valuation allowance	(17,220,392)	(14,184,512)

Net future income tax assets	$-	$-

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

9.   Income Taxes – Continued

The Company has non-capital losses for Canadian tax purposes of approximately $9,000,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2028.  In addition, the Company has net operating loss carryovers for US tax purposes of approximately US$16,500,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2028. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $28,250,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

10.

Commitments

i)

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 4).

ii)

The Company has outstanding and future commitments under various loan agreements with the Convertible Loan Lenders and the Bridge loan lenders (Note 7).

      iii)

The Company has outstanding future commitments related to share purchase warrants and options (Note 8).

      iv)

The Company has outstanding future commitments related to amounts due to related parties

         (Note 6).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

11.

Segmented Information

Details on a geographic basis as at 30 September 2009 are as follows:

	USA	Canada	Total
Assets	$23,988,010	$1,684,592	$25,672,602
Mineral property costs	$21,496,415	$-	$21,496,415
Comprehensive loss for the year	$(333,499)	$(4,286,405)	$(4,619,904)

Details on a geographic basis as at 31 December 2008 are as follows:

	USA	Canada	Total
Assets	$31,449,851	$195,302	$31,645,153
Mineral property costs	$28,053,152	$-	$28,053,152
Loss for the year	$(611,476)	$(4,554,385)	$(5,165,861)

Details on a geographic basis as at 31 December 2007 are as follows:

	USA	Canada	Total
Assets	$19,115,593	$4,607,307	$23,722,900
Mineral property costs	$18,118,718	$-	$18,118,718
Loss for the year	$(165,126)	$(4,219,337)	$(4,384,463)

12.

Contingency

In connection with a proposed financing in the prior year, the Company entered into an engagement letter with a third party under which a commission was payable in certain circumstances.  No financings resulted from this arrangement and the Company arranged alternative financing.  The third party maintains that it is owed a commission but the Company is disputing such claim.  Arbitration proceedings have been initiated by the third party but no amounts have been accrued in these financial statements relating to this contingency because the Company believes the claim is without merit and the ultimate outcome cannot be reasonably determined at the present time.

13.

Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

14.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, accumulated other comprehensive income and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 30 September 2009 and 2008 Canadian Funds

14.

Capital Disclosure– Continued

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

15.

Subsequent Events

On 2 October 2009, the Company announced that as part of the acquisition of the Almaden gold project with Western Standard Metals Ltd. ,Tiomin, which holds a secondary secured debt in the amount of US$2,329,000 over the assets of the Company, will convert approximately two-thirds of its debt into a total of 16,714,773 shares of the Company. As a result, Tiomin will hold 19.99 % of the outstanding shares of the Company.  Additionally, the issuance by Western Standard of 1,000,000 common shares to Tiomin will reduce the debt to CDN$854,974 which will be repayable over a two year term and bear a 6% annual interest rate.  Tiomin will also have the right to nominate one member to the Companies Board of Directors.